Preliminary Pricing Sheet No. T172 (BAH 1670)
To the Underlying Supplement dated November 19, 2012,
Product Supplement No. T-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 November 23, 2012
$ Certificate Plus due November 30, 2017 Linked to the Performance of the S&P 500® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The securities are linked to the performance of the S&P 500® Index. For more information on the Underlying, see “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level:

	Underlying	Ticker	Initial Level*	Knock-In Level
	S&P 500® Index	SPX
Trade Date:	Expected to be November 27, 2012
Settlement Date:	Expected to be November 30, 2012
Upside Participation Rate:	Expected to be between 147% and 157% (to be determined on the Trade Date).
Redemption Amount:
You will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:
•	If the Final Level is equal to or greater than the Initial Level, the Underlying Return will equal an amount calculated as follows:

Upside Participation Rate x	Final Level – Initial Level Initial Level
•	If the Final Level is less than the Initial Level and:
• if a Knock-In Event occurs, the Underlying Return will equal:
Final Level – Initial Level Initial Level
• if a Knock-In Event has not occurred, the Underlying Return will equal zero.

If the Final Level is less than the Initial Level and a Knock-In Event occurs, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.

Knock-In Event:	A Knock-In Event occurs if the Final Level is less than the Knock-In Level.
Knock-In Level:	Expected to be 65% of the Initial Level (to be determined on the Trade Date).
Initial Level:*	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:†	November 27, 2017
Maturity Date:†	November 30, 2017
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TL33
Offering Price:	$1,000 per security (100%).
Underwriting Discounts and Commissions	Between $0.00 and $50.00 per $1,000 principal amount of securities.
* In the event that the closing level for the Underlying is not available on the Trade Date, the Initial Level for the Underlying will be determined on the immediately following trading day on which a closing level is available.
†  The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of the applicable pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with Pricing Supplement No. T172 dated November 21, 2012, the Underlying Supplement dated November 19, 2012, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312006283/dp34412_424b2-t172.htm

Credit Suisse